ALEXANDER M. DONALDSON

adonaldson@wyrick.com

March 28, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Dieter King (Mail Stop 7010)

Re:	Waste Industries USA, Inc.
Amended Schedule 13E-3
Filed March 3, 2008 by the Filing Persons
File No. 005-78051

Revised Preliminary Proxy Statement on Schedule 14A
Filed March 3, 2008
File No. 000-31050

Dear Mr. King:

We write this letter on behalf of our client Waste Industries USA, Inc. and the other individuals and entities who have executed and filed the Schedule 13E-3 cited above (each a “Filing Person”) in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated March 26, 2008. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Revised Proxy Statement

Special Factors, page 6

Division of Corporate Finance

March 28, 2008

Background of the Merger, page 6

1.	We have considered your response to comments 13 and 15 in our letter dated February 22, 2008 and the materials provided in response to comment 2 in our letter dated March 13, 2008. Please either file the requested materials or provide a detailed analysis explaining why the referenced materials are not materially related to the transaction. In your analysis, please refer to Charles L. Ephraim, no-action letter (September 30, 1987) and In re Meters Parking System Inc., Exchange Act Release No. 26069 (September 2, 1988). Your analysis should address whether any filing person utilized the referenced materials in relation to the Rule 13e-3 transaction. For instance, were the materials or information derived from the materials part of the “non-public information package” presented to third parties?

Pursuant to telephonic discussions with the Staff on this comment, the November 14, 2006 Banc of America Securities LLC presentation is being filed as an exhibit to the Schedule 13E-3.

Material United States Federal Income Tax Considerations, page 44

2.	We note that you have included affiliates within the discussion under the subheading “Unaffiliated Shareholders of Waste Industries.” We do not object to this manner of presentation if the tax consequences to unaffiliated security holders are the same as those to certain affiliated security holders who also will be receiving cash for securities. Please revise your subheadings as necessary, however, to clarify that the discussion applies to both affiliated and unaffiliated shareholders.

The subheading cited on page 44 of the Proxy Statement has been amended to read “Shareholders of Waste Industries.”

* * * * * * * * *

In addition to the above-referenced revisions, we have updated information on pages throughout the Proxy Statement.

As requested, please be advised that each of the Filing Persons hereby acknowledges that:

•	each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance

March 28, 2008

The Filing Persons respectfully submit that the foregoing amendments to the preliminary Proxy Statement and the
Schedule 13E-3 are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

Alexander M. Donaldson

cc:	Mr. D. Stephen Grissom
Mark Mendoza, Esq.
Murray Goldfarb, Esq.
Lee Lloyd, Esq.